UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 18, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Abbreviation: CEA	Stock Code: 600115	Serial No.: Lin 2008-029

Overseas Regulatory Announcement

Announcement on the Unusual Price Movements of
the Shares of China Eastern Airlines Corporation Limited

The Company and all members of the Board (excluding those who disagree herein) hereby guarantee the truthfulness, accuracy and completeness of the content of this announcement and that there are no false representations, misleading statements or material omissions contained herein.

I. Particulars on unusual price movements of the shares

For the three consecutive trading days of 14 November, 17 November and 18 November, the accumulated closing price deviation of the A shares of the Company has reached more than 20%, constituting unusual price movements pursuant to the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange.

II. Particulars on investigation and verification performed by the Company

After inquiring with the controlling shareholders of the Company and consulting with all the directors and officers of the Company, the Company confirms that, except for the clarification announcement published by the Company on 17 November 2008 in relation to the rumor of capital injection by the State (details of which are published in the Shanghai Securities News dated 17 November 2008 and on the website of the Shanghai Stock Exchange (http://www.sse.com.cn)), the Company does not have any significant discloseable matters that have not been disclosed.

III. Declaration on non-existence of non-disclosure of discloseable information

The board of directors (the “Board”) of the Company confirms that (except for the discloseable matters as set out in Part II) the Company does not have any undisclosed matters or relevant plans, negotiations, intentions or agreements which are required to be disclosed under the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. The Board has no knowledge of any nondisclosed information which may have a material impact on the trading prices of the shares of the Company required to be disclosed under the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. The Company will strictly carry out its disclosure obligations in accordance with the relevant procedures for disclosure of information should there be any material development of the Company.

IV. Risk warning deemed necessary by the Company

The Board of the Company hereby reminds its investors: they shall rely on the announcements published by the Company in the Shanghai Securities News and on the website of the Shanghai Stock Exchange (www.sse.com.cn), the designated media of the Company for information disclosures in mainland China. The Company will promptly fulfill its information disclosure obligations in strict compliance with the provisions and requirements of laws and regulations. Investors are reminded to be aware of investment risks.

The Board of
China Eastern Airlines Corporation Limited

18 November 2008